Mail Stop 3561

May 7, 2007

Via U.S. Mail

Douglas De Luca
Chief Executive Officer
Pro Elite Inc.
12100 Wilshire Boulevard, suite 800
Los Angeles, California 90025

Re: Pro Elite Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 3, 2007
File No. 333-139982

Dear Mr. De Luca,

　　We have reviewed your responses to the comments in our letter dated April 30, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Principal Commitments, page 23

1. Please disclose the projected estimate of the aggregate compensation payable to MMA Entertainment Inc by the company in the next 12 months.

Outstanding Equity Awards at Fiscal Year-End, page 31

2. Currently, the table appears to be incomplete. Please disclose the information called for by the last five columns of the table for Hanson, Kelly, and Shaw.

Item 26 Recent sales of Unregistered Securities, page II-2

3. Please provide the information required by Item 701 for all sales of unregistered securities within the past three years. Specifically, we note the transactions disclosed on page 35, the warrants described in footnote 12 and the transactions in footnote 14 of the financial statement.

<u>Legality Opinion</u>

4. Please revise the third paragraph to delete the statement that you relied upon "such customary assumptions as [you] have deemed necessary or appropriate."

<u>Exhibit 10.11</u>

5. Please refile Exhibit 10.11 to disclose the previously redacted portion. Specifically, please disclose the minimum license fees payable to you by SNI in 2008 and 2009.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David Ficksman, Esq.
        Fax: (310)201-4746